                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Group: Board of Directors examines and approves the Group First Half Financial Report at 30 June 2011

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REVENUES: €14,543 MILLION, +10.0% COMPARED WITH H1 2010

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OPERATING FREE CASH-FLOW: €2,512 MILLION, +€360 MILLION COMPARED WITH H1 2010

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ADJUSTED NET FINANCIAL POSITION: €31,119 MILLION, DOWN €349 MILLION COMPARED WITH 31 DECEMBER 2010 AND BY AROUND €2.5 BILLION COMPARED WITH 30 JUNE 2010

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GOODWILL WRITE-DOWN OF €3,182 MILLION ON DOMESTIC OPERATIONS

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BERNABE’: “REPOSITIONING ON MARKETS WITH BETTER GROWTH PROSPECTS HAS ENABLED THE GROUP TO CLOSE THE FIRST HALF WITH REVENUES OF €14,5 BILLION, OF WHICH 34% FROM BRAZIL AND ARGENTINA. THE TREND IN DOMESTIC REVENUES IS IMPROVING, IN PARTICULAR, DUE TO PRICE STABILISATION IN THE MOBILE SEGMENT AND PROTECTION OF VALUE IN THE FIXED-LINE CUSTOMER BASE. THE GOODWILL WRITE-DOWN HAS NO FINANCIAL CONSEQUENCES AND NO IMPACT ON THE GROUP'S DEBT REDUCTION PLAN OR DIVIDEND DISTRIBUTION.”

►

THE BOARD COOPTED LUCIA CALVOSA

TELECOM ITALIA GROUP

REVENUES: €14,543 MILLION, +10.0% COMPARED WITH H1 2010 (+1% IN ORGANIC TERMS)

EBITDA: €5,977 MILLION, +4.3% COMPARED WITH H1 2010 (-2% IN ORGANIC TERMS)

EBITDA MARGIN: 41.1%, DOWN 2.3 p.p. COMPARED WITH H1 2010 (-1.2 p.p. IN ORGANIC TERMS)

EBIT: -€51 MILLION (THE VARIATION WITHOUT GOODWILL WRITE-DOWN WAS +€122 MILLION, +4.0%)

CONSOLIDATED NET INCOME: -€2,013 MILLION FOLLOWING THE GOODWILL WRITE-DOWN OF €3,182 MILLION. EXCLUDING THE LATTER, PROFIT WOULD AMOUNT TO €1,169 MILLION, IN LINE WITH H1 2010

The preliminary results for the first half of 2011 will be illustrated to the financial community during a conference call scheduled for 10 am (Italian time) on Friday 5 August. Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Friday 12 August by calling: +39 06 334843 (access code 355290#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

***

This press release uses certain alternative performance measures not contemplated under IFRS (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; Net Financial Borrowings and Adjusted Net Financial Borrowings), which meaning and content are defined in the Appendix.

The Telecom Italia Group First Half Financial Report at 30 June 2011 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (IFRS), as well as the provisions of art. 9 of Leg. Decree 38/2005.

The accounting and consolidation principles adopted in the preparation of the Interim Consolidated Statements at 30 June 2011 were consistent with those used for the Consolidated Annual Statements at 31 December 2010, with the exception of certain new Principles/Interpretations adopted by the Group from 1 January 2011. These new Principles/Interpretations have had  no impact on the Interim Consolidated Statements at 30 June 2011.

Note that the section "Outlook for the 2011 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies.Readers of this press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the limited audit work on the Telecom Italia Group Interim Consolidated Financial Statements at 30 June 2011 has not yet been completed.

Milan, 5 August 2011

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s First Half Financial Report at 30 June 2011.

Telecom Italia Chairman and CEO Franco Bernabè stressed that “in an increasingly complex macroeconomic and financial climate, the Group has reported solid cash generation also through improved efficiency especially in the domestic market. The results for the period once again confirm the validity of our strategy of continual reinforcement in Latin America, crowned also by the successful migration of TIM Participações to Novo Mercado.

Group revenues grew by 10% driven by international performance and by the recovered competitiveness and valorisation of the domestic business.

While the competitive and financial environment remains extremely challenging, these half-yearly results allow us to confirm both our financial targets for FY 2011 as well as our shareholders’ remuneration policy.”

TELECOM ITALIA GROUP

On 13 October 2010 Sofora – Telecom Argentina entered the consolidation area following the increase from 50% to 58% of Telecom Italia Group's stake in Sofora Telecomunicaciones S.A., the Telecom Argentina holding company. In January 2011 and March 2011 further equity purchases were made raising the Group's economic interest in Telecom Argentina from 16.2% to 21.1%. The Sofora data are presented within Telecom Italia Group under the Business Unit known as "Argentina Business Unit".

In 2010 the following companies left the consolidation area: HanseNet Telekommunikation GmbH (a German broadband carrier) already posted under Discontinued Operations, which was sold on 16 February 2010; Elettra (included in the Domestic Business Unit – International Wholesale), sold on 30 September 2010; BBNed Group (included in Other Operations), sold on 5 October 2010.

Revenues in H1 2011 amounted to €14,543 million, up 10.0% from €13,223 million in the first half of 2010 (+€1,320 million). In terms of organic variation, consolidated revenues rose by 1.0% (+€137 million).

In detail, the organic variation in revenues is calculated by:

►

taking into account the effect of changes to the consolidation area (+€1,104 million, mainly due to the entry of the Argentina BU);

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taking into account the effect of exchange rate variations (+€114 million, almost entirely due to exchange rate gains of the Brazil BU amounting to €121 million);

►

excluding other non organic revenues of €35 million in H1 2010, from the termination, during the period, of the 1001TIM loyalty program which had resulted in an upturn in revenues from bonus-points previously suspended and not used by the customer.

Revenues, broken down by business unit, are as follows:

	H1 2011		H1 2010		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	9,356	64.3	10,091	76.3	(735)	(7.3)	(6.7)
Core Domestic	8,953	61.6	9,563	72.3	(610)	(6.4)	(6.0)
International Wholesale	642	4.4	805	6.1	(163)	(20.2)	(17.5)
Brazil	3,499	24.1	2,875	21.7	624	21.7	16.8
Argentina	1,511	10.4	-	-	1,511	-	27.8
Media, Olivetti and Other Operations	280	1.9	346	2.6	(66)	(19.1)	(7.9)
Adjustments and eliminations	(103)	(0.7)	(89)	(0.6)	(14)
Total Consolidated	14,543	100.0	13,223	100.0	1,320	10.0	1.0

EBITDA came to €5,977 million, up €244 million (+4.3%) on the previous year period, with EBITDA margin of 41.1% (43.4% in H1 2010). In organic terms EBITDA fell by 2.0% with a 1.2 percentage points slide in EBITDA margin (41.4% in H1 2011 compared with 42.6% in H1 2010).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	H1 2011		H1 2010		Change
(Euro mln.)%				%	absolute	%	% organic
Domestic	4,547	76.1	4,920	85.8	(373)	(7.6)	(6.2)
% of Revenues	48.6		48.8		(0.2) pp		0.3) pp
Brazil	948	15.9	823	14.4	125	15.2	10.6
% of Revenues	27.1		28.6		(1.5) pp		(1.5) pp
Argentina	506	8.5	-	-	506		23.8
% of Revenues	33.5		-
Media, Olivetti and Other Operations	(24)	(0.5)	(11)	(0.2)	(13)
Adjustments and eliminations	-		1	-	(1)
Total Consolidated	5,977	100.0	5,733	100.0	244	4.3	(2.0)
% of Revenues	41.1		43.4		(2.3) pp		(1.2) pp

Write-downs of non current assets amount to €3,182 million in H1 2011, following the goodwill write-down of domestic business. The valuation, according to the specific procedure adopted by the Group, was based mainly on the deterioration of the financial markets in terms of trends in interest rates.

EBIT was at -€51 million, down €2,932 million compared with H1 2010. Organic EBIT, calculated excluding in particular the goodwill write-down referred to above, increased by €122 million to €3,174 million (+4.0%), organic EBIT margin rose from 21.2% in H1 2010 to 21.8% in H1 2011.

The net result attributable to shareholders of the parent company was -€2,013 million, down €3,224 million compared with H1 2010 (€1,211 million). Excluding the effect of the goodwill write-down, profit for the period would amount to €1,169 million, broadly in line with the previous-year period.

Capex amounted to €2,037 million, substantially unchanged on H1 2010, broken down as follows:

(Euro mln.)	H1 2011		H1 2010		Change
	%		%

Domestic	1,358	66.7	1,487	73.6	(129)
Brazil	444	21.8	507	25.1	(63)
Argentina	205	10.1	-	-	205
Media, Olivetti and Other Operations	30	1.4	27	1.3	3
Adjustments and eliminations	-	-	-	-	-
Total	2,037	100.0	2,021	100.0	16
% of Revenues	14.0		15.3		(1.3) pp

Operating free cash flow came to €2,512 million in the first half of 2011, up €360 million compared with the previous-year period, confirming the Group's strong and growing cash generation capability, thanks to the contribution of the Domestic and Brazil markets as well as the entry into the consolidation area of the Argentina Business Unit.

Adjusted net financial position at 30 June 2011 amounts to €31,119 million, down €349 million compared with 31 December 2010 (€31,468 million). The improvement in operating free cash flow, together with the receipt of €386 million for the sale of a stake in EtecSA (Cuba), amply covered the payment of dividends (€1,325 million, of which €1,183 million distributed by the parent) and equity purchases that allowed in H1 2011 to increase Telecom Italia Group's economic interest in Argentina Business Unit from 16.2% to 21.1%. Against 30 June 2010 adjusted net financial position is down by around €2.5 billion, demonstrating the progress made in the Group's deleveraging plans for FY 2011 which foresee a reduction in indebtedness of roughly €2 billion compared with year-end 2010. In Q2 2011 adjusted net financial position increased by €497 million from the €30,622 million at 31 March 2011: the distribution of dividends has absorbed the positive effects of dynamic management.

Accounting net financial position stood at €31,505 million, down by €582 million from 31 December 2010 (€32,087 million) and up by €533 million against 31 March 2011 (€30,972 million).

Group headcount stood at 84,335 employees, of whom 57,853 in Italy.

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

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Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), as well as associated support operations;

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Brazil Business Unit: refers to telecommunications operations in Brazil;

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Argentina Business Unit: includes fixed-line (Telecom Argentina) and mobile (Telecom Personal) telecommunications in Argentina, and mobile (Núcleo) in Paraguay;

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Media Business Unit: includes TV network-related activities and operations;

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Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems, office products and IT services;

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Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Figures for Telecom Italia Media at 30 June 2011 can be found in the press release issued on 27 July 2011, following the Board Meeting's approval.

DOMESTIC

Domestic revenues amounted to €9,356 million, down 7.3% (€10,091 million in H1 2010) with an organic variation of -6.7%.

Highlights:

Core Domestic Revenues

Core Domestic revenues amounted to €8,953 million, down 6.4% (€9,563 million in H1 2010) with an organic variation of -6.0%.

The performance of the individual market segments as compared with the first half of 2010 is as follows:

•

Consumer: the segment presents a downturn in revenues of €416 million (-8.4%) compared with the first half of 2010. In organic terms the cut amounts to €381 million (-7.8%) emphasising a recovering trend in the second quarter (-6.4% compared with -9.2% of Q1 2011). In particular, organic revenues were calculated excluding €35 million from Q2 2010 relating to the termination of the loyalty program “1001TIM” which had resulted in an upturn in revenues from bonus-points previously suspended and not usable by the customer. The organic decline is entirely attributable to revenues from services (-€431 million, -8.9%), mainly due to traditional voice services, both for fixed-line (voice revenues: -€148 million, of which -€77 million traffic and -€54 million access) and mobile (voice revenues: - €271 million, of which -€204 million outgoing voice and -€67 million incoming voice). Such results — though with a progressively softening trend — continue to reflect the significant drop in average voice traffic prices following the thoroughgoing review of the product offering (with the introduction increasingly clearer, more attractive and cheaper tariff plans and solutions) in the previous financial year to oppose competitive dynamics, arrest the loss of customer base and trigger an upward trend in revenues.

•

Business: this segment reported a contraction in revenues of €126 million (-7.1%), showing a recovery trend in the second quarter (-6.7% compared with -7.3% in the first quarter 2011). The downturn primarily concerns the Mobile segment and traditional Fixed-line Voice services, the latter attributable to the erosion of the client base (-5% compared with June 2010).

•

Top: this segment reported a reduction in revenues of €90 million (-5.3%) compared with H1 2010, with a recovery trend in the second quarter (-4.9% compared with -5.8% in Q1 2011). The downturn relates mainly to revenues from services (-€82 million, -5.4%) recovering in Q2 (-3.8% compared with   -7.0% in Q1 2011, in particular in the VAS Mobile and ICT fixed-line segments).

•

National Wholesale: the increase in revenues (+€25 million, +2.4%) was driven by growth in OLO (Other Licensed Operators) customers especially in Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

International Wholesale Revenues

In H1 2011 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €642 million, down €163 million from the same period of 2010 (-20.2%). This decline was almost entirely attributable to voice services (-€146 million), affected by sharp pricing pressures owing to the competitiveness of the market and by rationalization measures in the area based on a more selective customer portfolio strategy though without significant impact on margins. We also note that the revenues for the first half of 2010 included €20 million generated by the subsidiary Elettra which was sold in September 2010.

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

In H1 2011 revenues amounted to €6,691 million, down €367 million from the previous-year period (-5.2%, -4.8% in organic terms). The downturn is mainly attributable to the fall in retail accesses which as of 30 June 2011 stood at approximately 15 million (-2.5% compared with 31 December 2010, -4.9% compared with 30 June 2010). In particular, this falling trend slowed in Q2 2011 compared with previous quarters (-183,000 lines as against -206,000 lines in Q1 2011 and -233,000 lines in Q4 2010) thanks to commercial strategies aimed at customer retention and recovery.

BroadBand services saw substantially stable revenues due to a nearly unchanged client portfolio in a highly competitive market environment. The total BroadBand portfolio at 30 June 2011 amounted to approximately 9.1 million accesses (+59,000 accesses compared with 13 December 2010) of which around 1.9 million wholesale (+65,000 on year-end 2010).

Revenue trends in the main business areas are as follows:

(Euro mln.)	H1 2011	H1 2010	Change
			absolute	%	% organic

Retail Voice	2.863	3.123	(260)	(8,3)	(8,3)
Internet	846	888	(42)	(4,7)	(4,7)
Business Data	763	759	4	0,5	0,5
Wholesale	2.038	2.093	(55)	(2,6)	(2,6)
Others	181	195	(14)	(7,1)	(6,5)
Total Fixed-Line Telecommunications Revenues	6.691	7.058	(367)	(5,2)	(4,8)

Mobile Telecommunications Revenues

Mobile telecommunications revenues in H1 2011 came to €3,496 million, down €412 million (-10.5%,      -9.7% in organic terms) compared with H1 2010 with a significantly improving trend in Q2 2011 (-7.6% compared with -12% in Q1) and prospects for further improvement in the second half of the year. Revenues from services were down in organic terms by -10.2% compared with the first half of 2010 (-8.7% in Q2 compared with -11.7% in Q1).

At 30 June 2011 Telecom Italia provided around 31.3 million mobile lines.

Revenue trends in the main business areas are as follows:

(Euro mln.)	H1 2011	H1 2010	Change
			absolute	%	% organic

Outgoing voice	1.798	2.048	(250)	(12,2)	(10,7)
Incoming voice	593	715	(122)	(17,1)	(17,1)
VAS	978	1.022	(44)	(4,3)	(4,3)
Handsets	127	123	4	3,3	3,3
Total Mobile Telecommunications Revenues	3.496	3.908	(412)	(10,5)	(9,7)

EBITDA for the Domestic business unit amounted to €4,547 million, down €373 million (-7.6%) from the corresponding period of 2010. EBITDA margin was 48.6%, substantially in line with the previous-year period (-0.2 percentage points). This result was affected by the contraction in revenues (-€735 million on the corresponding period of 2010), only partially compensated by selective control of fixed costs allowing to contain and reduce costs compared with the corresponding period in 2010 (total costs -€362 million, of which -€128 million net of cost of goods sold and interconnection rates).

Organic EBITDA came to €4,591 million (-€304 million, -6.2% compared with the H1 2010), with EBITDA margin at 49.1% of revenues slightly improved on the same period of 2010 (+0.3 percentage points). In particular in Q2 we see a recovery in profits and a significant reduction in the negative trend compared with 2010: -4.8% in Q2 2011 (-€117 million) compared with -7.6% in Q1 2011 (-€187 million).

EBIT amounted to -€686 million, down €3,444 million from H1 2010. EBIT felt the impact of the goodwill write-down for the domestic business of €3,182 million. Excluding this impact and other non organic items, organic EBIT would amount to €2,539 million, with a negative variation of €199 million

(-7.3% compared with first half 2010, -6.0% in the second quarter) and an EBIT margin of 27.1% (27.3% in H1 2010).

Capex amounted to €1,358 million, down €129 million from H1 2010 mainly due to lower investments on IT and Service Creation. The capex /sales ratio was 14.5% (-0.2 percentage points compared with H1 2010).

The headcount came to 56,309 employees, 221 fewer than on 31 December 2010.

BRAZIL

(average real/euro exchange rate 2.28778)

Revenues of Tim Brasil Group in H1 2011 came to 8,004 million reais, 1,149 million reais higher (+16.8%) than H1 2010. Revenues from services in the first half of 2011 came to 7,207 million reais, up 10.4% from 6,526 million reais in the previous year period. Revenues from product sales grew strongly to reach 797 million reais, up from 329 million reais in H1 2010 (+142.2%). This result was achieved also due to the higher revenues from the sale of smartphone and webphone products leveraging the increase of data in the customer base.
ARPU (Average Revenue Per User) stood at 21.2 reais in June 2011 compared with 24.1 reais in June 2010. The total number of lines at 30 June 2011 was 55.5 million, 25.0% higher than on 30 June 2010, representing a 25.5% market share (source: Anatel, July 2011).

EBITDA amounted to 2,169 million reais, up 208 million reais from H1 2010 (+10.6%); EBITDA margin was 27.1%, down 1.5 percentage points from the previous year period.

EBIT amounted to 1,007 million reais (+614 million reais on H1 2010). This result can be ascribed to the higher contribution of EBITDA compared with H1 2010 and a reduction in amortisations of 403 million reais (1,160 million reais in H1 2011 against 1,563 million reais in H1 2010).

Capex amounted to €1,015 million reais, down €195 million reais compared with H1 2010 due to the lower capitalization of the costs of client acquisition (subsidized handsets) and the lower use of free loans on devices, as well as to delays in the definition of tenders for the supply of network equipment, concluded in March 2011.

The headcount came to 10,007 employees, 107 fewer than on 31 December 2010.

ARGENTINA

(average peso/euro exchange rate 5.67941)

The restated H1 2010 figures are provided for information purposes (illustrative and comparative) and were not included in the consolidated results of Telecom Italia Group, given that the BU was consolidated with effect from 13 October 2010.

First half 2011 revenues came to 8,583 million pesos, an increase of 1,866 million pesos compared with H1 2010 (6,717 million pesos) thanks to growth of the broadband and mobile client base, as well as related ARPU. The principal source of revenues for the Argentina Business Unit was mobile telephony which contributed 70% of consolidated revenues of the BU growing by 34% compared with H1 2010.

Fixed lines in service (4.1 million at 30 June 2011) were up slightly from 31 December 2010 largely thanks to bundling with Internet services. Despite the freezing of tariffs imposed by the Economic Emergency Law of January 2002, ARBU (Average Revenue Billed per User) grew by more than 6% compared with H1 2010 as a result of sales of packages including minutes of traffic and value added services.

Telecom Argentina's overall broadband client portfolio at 30 June 2011 came to 1,457,000 accesses, 77,000 more than December 2010 growing by around 6%. At the same time ARPU rose thanks to a pricing strategy which also involved fewer promotional discounts designed to win new customers and build loyalty. The Data segment has also seen gains in market share on dedicated Internet and IP VPN, as well as datacenter services.

Telecom Personal lines (mobile telephony in Argentina) grew by 1,059,000 from the end of 2010 to reach a total 17.4 million lines, 30% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and our clear leadership in Smartphones, ARPU grew by around 16% to top 48 pesos (42 pesos in H1 2010). Much of this growth is attributable to value added services (including SMS) and Mobile Internet, which together represent around 46% of mobile telephony revenues.

In Paraguay the Núcleo client base grew by around 6% from 31 December 2010 to reach 1,983,000 lines at 30 June 2011. The company has established a reputation for providing the best 3G Internet service (as regards speed), continuing the trend of significant growth in the number of lines.

EBITDA rose by 554 million pesos (+23.9%) to reach 2,876 million pesos. The EBITDA margin was 33.5%, 1.1 percentage points less than in H1 2010, mainly due to the higher incidence of sales and labour costs.

EBIT amounted to 1,409 million pesos, a fall of 106 million pesos (-7%). The reduction is entirely attributable to the adoption of the purchase price method resulting in costs totalling 509 million pesos, which were absent in H1 2010, mainly due to higher amortisations. Excluding such charges EBIT would have shown an increase of 403 million pesos (+26.6% on H1 2010). The EBITDA margin was 16.4%, down 6.2 percentage points from H1 2010; without the effects of the purchase price method, the incidence on revenues would have been 22.3%, essentially in line with the previous-year period.

Capex amounted to €1,167 million pesos, up 16.1% from the same period of last year.

Headcount at 30 June 2011 amounted to 16,090 employees, 440 higher than at 31 December 2010 (+2.8%).

OLIVETTI

Revenues in H1 2011 were €161 million, down €15 million compared with the first six months of 2010. In a market that was negative for the third year running, the downturn is due to the Telecom Italia channel and to falling foreign sales. The other distribution channels meanwhile report substantially resilient sales.

EBITDA was -€24 million, €8 million lower than in H1 2010. The fall was linked to lower margins on some proprietary products (especially inkjet products) in part offset by the positive results of new products and services.

EBIT was -€27 million, €9 million lower than in H1 2010.

Capex amounted to €3 million, unchanged on the previous year period.

Headcount at 30 June 2011 came to 1,088 employees (998 in Italy and 90 overseas), 2 fewer than 31 December 2010 (1,090 of which 1,001 in Italy and 89 overseas).

***

OUTLOOK FOR THE 2011 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic indicators, as described in the 2011-2013 Industrial Plan, foresee the following outcomes for the whole of 2011:

►

Organic revenues and EBITDA largely stable compared with 2010 (considering 12-months' consolidation of the Argentina Business Unit);

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Capex of around €4.8 billion, excluding the effects of the outcome of the bid to use LTE mobile frequencies in the domestic market;

►

Adjusted net financial debt of around €29.5 billion by year-end 2011, excluding the outcome of the above bid.

***

EVENTS SUBSEQUENT TO 30 JUNE 2011

►

Migration of TIM PARTICIPAÇÕES to NOVO MERCADO

The migration of shares in the subsidiary TIM Participações to the Novo Mercado became operational from 3 August 2011. The Novo Mercado is a segment of the Brazilian stock exchange listing companies with a higher level of corporate governance whose capital consists exclusively of ordinary shares. The move was approved by meetings of both categories of TIM Participações shareholders and entailed the conversion of the preferred shares into ordinary shares at a ratio of 0.8406 ordinary shares to each privileged share.

►

 Acquisition of AES Atimus (Brazil)

On 8 June 2011 TIM Participações S.A. signed an agreement for the acquisition of AES Atimus Group from Companhia Brasiliana de Energia. The group is a telecommunications infrastructure operator in the states of San Paolo and Rio de Janeiro, the most densely populated and wealthiest regions of the country which generate 27% of Brazil's GDP. In particular, AES Atimus is the owner of a 5,500 km fibre optic network covering all 21 towns that make up the urban conglomeration of San Paolo and Rio de Janeiro. The group reported revenues in 2010 of 211 million reais with an EBITDA margin of 63%, and represents a vital asset enabling Tim Brasil to reinforce its competitive position. The deal has an enterprise value of 1.6 billion reais, and is expected to close by Q4 2011 once the company and the competent authorities have given their approval.

►

4GH

On 27 July Telecom Italia completed its acquisition of a 71% stake in the company 4G Holding S.p.A., for an outlay of around 8.4 million euro.
The deal was conducted through the wholly owned subsidiary TLC Commercial Services S.p.A..
The remaining 29% stake will continue to be held by GIR S.r.l., controlled by the current CEO of 4G Holding, Claudio Gottero, who will remain in post to guarantee the operational continuity of the company under a governance agreement with TLC Commercial Services.

►

Auction of frequencies

Telecom Italia has been admitted by the Ministry of Economic Development to the bidding for the use of the frequencies 800, 1800, 2000 and 2600 Mhz. The companies admitted to the auction must present their economic bids by 29 August, to be opened at a public meeting scheduled for 30 August.

►

Director Appointment

The Board of Directors also co-opted Lucia Calvosa to replace director Ferdinando Beccalli-Falco, who retired on 6 June 2011.

Director Lucia Calvosa (whose profile is available from the company web site www.telecomitalia.com, Governance page, or from the company head offices and attached) qualifies as a non executive and independent.

►

Merger by incorporation of Telecom Italia Audit and Compliance Services

The Board of Directors has approved the merger by incorporation of Telecom Italia Audit and Compliance Services S.c.a r.l..

The merger comes as part of a review of the Group's control governance assets and will concentrate internal control tasks and expertise within the parent. The merger will be achieved through the acquisition of 100% of the capital of TI Audit, whose 18.18% stakes is currently held by Telecom Italia Media S.p.A..

As foreseen by the Bylaws, the operation (which does not entail any changes in the capital of Telecom Italia) will be decided by the Telecom Italia Board of Directors under the terms and conditions of article 2505 of the Civil Code. The operation is expected to be completed within the current year.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for  a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the first half 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half- Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report included in the  Half- year  Financial Report to June 30, 2011 and are unaudited .

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2011.

Please note that the limited audit work by our independent auditors on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2011 has not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2011	1st Half 2010	Change (a - b)
	(a)	(b)	amount	%

Revenues	14,543	13,223	1,320	10.0
Other income	108	104	4	3.8
Total operating revenues and other income	14,651	13,327	1,324	9.9
Acquisition of goods and services	(6,232)	(5,368)	(864)	(16.1)
Employee benefits expenses	(1,964)	(1,845)	(119)	(6.4)
Other operating expenses	(844)	(570)	(274)	(48.1)
Changes in inventories	81	(125)	206	°
Internally generated assets	285	314	(29)	(9.2)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,977	5,733	244	4.3
Depreciation and amortization	(2,843)	(2,845)	2	0.1
Gains (losses) on disposals of non-current assets	(3)	(2)	(1)	°
Impairment reversals (losses) on non-current assets	(3,182)	(5)	(3,177)	°
. of which impairment loss on Core Domestic goodwill	(3,182)	-	(3,182)
Operating profit (loss) (EBIT)	(51)	2,881	(2,932)	°
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(12)	39	(51)	°
Other income (expenses) from investments	15	2	13	°
Finance income	1,685	3,464	(1,779)	(51.4)
Finance expenses	(2,646)	(4,462)	1,816	40.7
Profit (loss) before tax from continuing operations	(1,009)	1,924	(2,933)	°
Income tax expense	(777)	(682)	(95)	(13.9)
Profit (loss) from continuing operations	(1,786)	1,242	(3,028)	°
Profit (loss) from Discontinued operations/Non-current assets held for sale	(11)	(2)	(9)	°
Profit (loss) for the period	(1,797)	1,240	(3,037)	°
Attributable to:
• Owners of the Parent	(2,013)	1,211	(3,224)	°
• Non-controlling interests	216	29	187	°

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Half 2011	1st Half 2010

Profit (loss) for the period	(a)	(1,797)	1,240
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		5	15
Loss (profit) transferred to the Separate Consolidated Income Statement		1	5
Income tax expense		(1)	(7)
	(b)	5	13
Hedging instruments:
Profit (loss) from fair value adjustments		(346)	1,394
Loss (profit) transferred to the Separate Consolidated Income Statement		634	(1,111)
Income tax expense		(80)	(76)
	(c)	208	207
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(360)	589
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	-
Income tax expense		-	-
	(d)	(285)	589
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	54
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(e)	1	54
Total	(f=b+c+d+e)	(71)	863
Total Profit (loss) for the period	(a+f)	(1,868)	2,103
Attributable to:
Owners of the Parent		(1,851)	1,928
Non-controlling interests		(17)	175

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		6/30/2011 (a)	12/31/2010 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		40,691	43,912	(3,221)
Other Intangible assets		7,459	7,903	(444)
		48,150	51,815	(3,665)
Tangible assets
Property, plant and equipment owned		14,588	15,373	(785)
Assets held under finance leases		1,124	1,177	(53)
		15,712	16,550	(838)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		73	85	(12)
Other investments		44	43	1
Securities, financial receivables and other non-current financial assets		1,542	1,863	(321)
Miscellaneous receivables and other non-current assets		1,131	934	197
Deferred tax assets		1,141	1,863	(722)
		3,931	4,788	(857)
Total non-current assets	(a)	67,793	73,153	(5,360)
Current assets
Inventories		460	387	73
Trade and miscellaneous receivables and other current assets		8,474	7,790	684
Current income tax receivables		131	132	(1)
Securities other than investments		1,301	1,316	(15)
Financial receivables and other current financial assets		386	438	(52)
Cash and cash equivalents		3,760	5,526	(1,766)
Current assets sub-total		14,512	15,589	(1,077)

Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	389	(389)
		-	389	(389)
Total current assets	(b)	14,512	15,978	(1,466)
Total assets	(a+b)	82,305	89,131	(6,826)

(millions of euros)		6/30/2011 (a)	12/31/2010 (b)	Change (a-b)

Equity and liabilities
Equity
Equity attributable to owners of the Parent		25,761	28,819	(3,058)
Non-controlling interests		3,593	3,791	(198)
Total equity	(c)	29,354	32,610	(3,256)
Non-current liabilities
Non-current financial liabilities		33,086	34,348	(1,262)
Employee benefits		1,068	1,129	(61)
Deferred tax liabilities		894	1,027	(133)
Provisions		825	860	(35)
Miscellaneous payables and other non-current liabilities		1,059	1,086	(27)
Total non-current liabilities	(d)	36,932	38,450	(1,518)
Current liabilities
Current financial liabilities		5,408	6,882	(1,474)
Trade and miscellaneous payables and other current liabilities		10,409	10,954	(545)
Current income tax payables		202	235	(33)
Current liabilities sub-total		16,019	18,071	(2,052)

Liabilities directly associated with Discontinued operations/ Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total current liabilities	(e)	16,019	18,071	(2,052)
Total liabilities	(f=d+e)	52,951	56,521	(3,570)
Total equity and liabilities	(c+f)	82,305	89,131	(6,826)

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Half 2011	1st Half 2010

Cash flows from operating activities:
Profit (loss) from continuing operations		(1,786)	1,242
Adjustments for:
Depreciation and amortization		2,843	2,845
Impairment losses (reversals) on non-current assets (including investments)		3,189	52
Net change in deferred tax assets and liabilities		509	618
Losses (gains) realized on disposals of non-current assets (including investments)		(11)	1
Share of losses (profits) of associates and joint ventures accounted for using the equity method		12	(39)
Change in employee benefits		(55)	(5)
Change in inventories		(73)	109
Change in trade receivables and net amounts due from customers on construction contracts		(278)	(598)
Change in trade payables		(258)	(621)
Net change in current income tax receivables/payables		(53)	(4)
Net change in miscellaneous receivables/payables and other assets/liabilities		2	(626)
Cash flows from (used in) operating activities	(a)	4,041	2,974
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(853)	(896)
Purchase of tangible assets on an accrual basis		(1,184)	(1,125)
Total purchase of intangible and tangible assets on an accrual basis		(2,037)	(2,021)
Change in amounts due to fixed asset suppliers		(585)	(404)
Total purchase of intangible and tangible assets on a cash basis		(2,622)	(2,425)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		-	(3)
Acquisitions/disposals of other investments		(1)	-
Change in financial receivables and other financial assets		516	(339)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(2)	141
Proceeds from sale/repayment of intangible, tangible and other non-current assets		394	12
Cash flows from (used in) investing activities	(b)	(1,715)	(2,614)
Cash flows from financing activities:
Change in current financial liabilities and other		(874)	1,281
Proceeds from non-current financial liabilities (including current portion)		2,058	1,457
Repayments of non-current financial liabilities (including current portion)		(3,514)	(4,323)
Consideration paid for equity instruments		-	-
Share capital proceeds/reimbursements (including subsidiaries)		-	44
Dividends paid		(1,325)	(1,060)
Changes in ownership interests in consolidated subsidiaries		(155)	-
Cash flows from (used in) financing activities	(c)	(3,810)	(2,601)
Cash flows from (used in) Discontinued operations/ non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	(1,484)	(2,241)
Net cash and cash equivalents at beginning of the period	(f)	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)	(54)	117
Net cash and cash equivalents at end of the period	(h=e+f+g)	3,744	3,360

Additional Cash Flow Information

(millions of euros)	1st Half 2011	1st Half 2010

Income taxes (paid) received	(208)	(49)
Interest expense paid	(1,792)	(1,795)
Interest income received	632	618
Dividends received	1	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2011	1st Half 2010

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand - from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	3,760	3,507
Bank overdrafts repayable on demand - from continuing operations	(16)	(166)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	19
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	3,744	3,360

TELECOM ITALIA GROUP – NET FINANCIAL DEBT

(millions of euros)	6/30/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,153	24,589	(1,436)
Amounts due to banks, other financial payables and liabilities	8,554	8,317	237
Finance lease liabilities	1,379	1,442	(63)
	33,086	34,348	(1,262)
Current financial liabilities(*)
Bonds	3,675	4,989	(1,314)
Amounts due to banks, other financial payables and liabilities	1,479	1,661	(182)
Finance lease liabilities	254	232	22
	5,408	6,882	(1,474)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total gross financial debt	38,494	41,230	(2,736)
Non-current financial assets
Securities other than investments	(12)	(13)	1
Financial receivables and other non-current financial assets	(1,530)	(1,850)	320
	(1,542)	(1,863)	321
Current financial assets
Securities other than investments	(1,301)	(1,316)	15
Financial receivables and other current financial assets	(386)	(438)	52
Cash and cash equivalents	(3,760)	(5,526)	1,766
	(5,447)	(7,280)	1,833
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(6,989)	(9,143)	2,154
Net financial debt carrying amount	31,505	32,087	(582)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(386)	(619)	233
Adjusted net financial debt	31,119	31,468	(349)
Detailed as follows:
Total adjusted gross financial debt	37,082	39,383	(2,301)
Total adjusted financial assets	(5,963)	(7,915)	1,952
(*)of which current portion of medium/long-term debt:
Bonds	3,675	4,989	(1,314)
Amounts due to banks, other financial payables and liabilities	998	919	79
Finance lease liabilities	254	232	22

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Revenues	9,356	10,091	(735)	(7.3)	(6.7)
EBITDA	4,547	4,920	(373)	(7.6)	(6.2)
EBITDA margin	48.6	48.8	(0.2)pp		0,3pp
EBIT	(686)	2,758	(3,444)	°	(7.3)
EBIT margin	°	27.3	°
Capital expenditures	1,358	1,487	(129)	(8.7)
Headcount at period-end (number)	56,309	(*)56,530	(221)	(0.4)

(*) Headcount at December 31, 2010.

Core Domestic

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Revenues (1)	8,953	9,563	(610)	(6.4)	(6.0)
Consumer	4,525	4,941	(416)	(8.4)	(7.8)
Business	1,658	1,784	(126)	(7.1)	(7.1)
Top	1,618	1,708	(90)	(5.3)	(5.3)
National Wholesale	1,054	1,029	25	2.4	2.4
Other	98	101	(3)	(3.0)	(3.0)
EBITDA	4,432	4,773	(341)	(7.1)	(5.8)
EBITDA margin	49.5	49.9	(0.4) pp		0,1pp
EBIT	(747)	2,672	(3,419)	°	(6.5)
EBIT margin	°	27.9	°
Capital expenditures	1,340	1,460	(120)	(8.2)
Headcount at period-end (number)	55,269	(*)55,475	(206)	(0.4)

(*)  Headcount at December 31, 2010.

 (1)  The amounts indicated are net of infrasegment transactions.

  International Wholesale

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Revenues	642	805	(163)	(20.2)	(17.5)
of which third parties	431	581	(150)	(25.8)	(20.6)
EBITDA	121	150	(29)	(19.3)	(17.7)
EBITDA margin	18.8	18.6	0.2pp
EBIT	61	84	(23)	(27.4)	(29.1)
EBIT margin	9.5	10.4	(0.9)pp
Capital expenditures	19	29	(10)	(34.5)
Headcount at period-end (number)	1,040	(*)1,055	(15)	(1.4)

(*) Headcount at December 31, 2010.

DOMESTIC – Revenues details fixed lines / mobile

(millions of euros)	1st Half 2011			1st Half 2010			Change %
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	4,525	2,195	2,417	4,941	2,383	2,673	(8.4)	(7.9)	(9.6)
Business	1,658	1,116	564	1,784	1,175	634	(7.1)	(5.0)	(11.0)
Top	1,618	1,250	413	1,708	1,305	452	(5.3)	(4.2)	(8.6)
National Wholesale	1,054	1,522	81	1,029	1,450	126	2.4	5.0	(35.7)
Other	98	88	21	101	83	23	(3.0)	6.0	(8.7)
Total Core Domestic	8,953	6,187	3,496	9,563	6,411	3,908	(6.4)	(3.5)	(10.5)
International Wholesale	642	642	-	805	805	-	(20.2)	(20.2)	-
Eliminations	(239)	(138)	-	(277)	(158)	-	(13.7)	(12.7)	-
Total Domestic	9,356	6,691	3,496	10,091	7,058	3,908	(7.3)	(5.2)	(10.5)

(*) The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2011 (a)	1st Half 2010 (b)	1st Half 2011 (c)	1st Half 2010 (d)	amount (c-d)	% (c-d)/d

Revenues	3,499	2,875	8,004	6,855	1,149	16.8
EBITDA	948	823	2,169	1,961	208	10.6
EBITDA margin	27.1	28.6	27.1	28.6	(1.5)pp
EBIT	440	165	1,007	393	614	°
EBIT margin	12.6	5.7	12.6	5.7	6.9pp
Capital expenditures	444	507	1,015	1,210	(195)	(16.1)
Headcount at perid-end (number)			10,007	(*)10,114	(107)	(1.1)

(*) Headcount at December 31, 2010.

***

ARGENTINA

	(millions of euros)		(millions of Argentine pesos)
	1st Half 2011 (a)	1st Half 2010 (b)	1st Half 2011 (c)	1st Half 2010 (d)	amount (c-d)	% (c-d)/d

Revenues	1,511	1,308	8,583	6,717	1,866	27.8
EBITDA	506	452	2,876	2,322	554	23.9
EBITDA margin	33.5	34.6	33.5	34.6	(1.1)pp
EBIT	248	295	1,409	1,515	(106)	(7.0)
EBIT margin	16.4	22.6	16.4	22.6	(6.2)pp
Capital expenditures	205	196	1,167	1,005	162	16.1
Headcount at period-end (number) (*)			16,090	15,650(**)	440	2.8

(*) Includes employees with temp work contracts: 12 at June 30, 2011; 18 at December 31, 2010.

(**)   Headcount at December 31, 2010.

***

OLIVETTI

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%

Revenues	161	176	(15)	(8.5)
EBITDA	(24)	(16)	(8)	(50.0)
EBITDA margin	(14.9)	(9.1)	(5.8)pp
EBIT	(27)	(18)	(9)	(50.0)
EBI T margin	(16.8)	(10.2)	(6.6)pp
Capital expenditures	3	3	-
Headcount at period-end (number)	1,088	(*)1,090	(2)	(0.2)

(*) Headcount at December  31,2010.

***

TELECOM ITALIA  GROUP–RECONCILIATION  TO  COMPARABLE  EBITDA  AND  EBIT

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)
	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010

HISTORICAL EBITDA	4,547	4,920	5,977	5,733
Effect of change in scope of consolidation		(4)		397
Effect of change in exchange rates		(2)		32
Non-organic (income) expenses	44	(19)	44	(19)
Non-organic revenues		(35)		(35)
Disputes and settlement	8	4	8	4
Other expenses (income), net	36	12	36	12

COMPARABLE EBITDA	4,591	4,895	6,021	6,143

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)
	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010

HISTORICAL EBIT	(686)	2,758	(51)	2,881
Effect of change in scope of consolidation				184
Effect of change in exchange rates		(1)		6
Non-organic (income) expenses	3,225	(19)	3,225	(19)
Non - organic (income) expenses already described under EBITDA	44	(19)	44	(19)
Impairment loss on Core Domestic goodwill	3,182		3,182
Other expenses (income), net	(1)		(1)

COMPARABLE EBIT	2,539	2,738	3,174	3,052

TELECOM ITALIA GROUP – CHANGE IN ADJUSTED NET FINANCIAL DEBT, DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Change in adjusted net financial debt

(millions of euros)	1st Half 2011	1st Half 2010	Changes

EBITDA	5,977	5,733	244
Capital expenditures on an accrual basis	(2,037)	(2,021)	(16)
Change in net operating working capital:	(1,381)	(1,518)	137
Change in inventories	(73)	109	(182)
Change in trade receivables and net amounts due on construction contracts	(278)	(598)	320
Change in trade payables (*)	(843)	(1,025)	182
Other changes in operating receivables/payables	(187)	(4)	(183)
Change in provisions for employees benefits	(55)	(5)	(50)
Change in operating provisions and Other changes	8	(37)	45
Net operating free cash flow	2,512	2,152	360
% of Revenue	17.3	16.3	1.0pp

Sale of investments and other disposals	392	812	(420)
Financial investments	(156)	(4)	(152)
Telecom Italia Media share capital increase	-	44	(44)
Dividends	(1,325)	(1,060)	(265)
Finance expenses, income taxes and Other net non-operating requirements	(1,074)	(1,574)	500
Decrease/(Increase) in adjusted net financial debt	349	370	(21)

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

Revolving Credit Facility and Term Loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2011 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014, by the syndacated Revolving Credit Facility for the total amount of 1.25 billion euros maturing on February 2013 and by the Revolving Credit Facility for the total amount of 200 million euros maturing on June 19, 2012 (extendable, at Telecom Italia’s discretion, until December 18, 2013):

(billions of euros)	6/30/2011		12/31/2010
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due 2013	1.25	--	1.25	--
Revolving Credit Facility – due 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility due June 2012 (extendable until December 2013)	0.2	0.12	0.2	0.12
Total	9.45	1.62	9.45	1.62

Bonds

With reference to the evolution of the bonds during the first half 2011, we point out the following events:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.75% due 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% due 1/25/2016	Euro	1,000	1/25/2011

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million USD, 3M USD LIBOR +0.48%, guaranteed by Telecom Italia S.p.A.	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

(1)  Net of 209 million euros repurchased from the company during the years 2009-2011.

As already occurred in the last years, during the first half of 2011 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 1,791 million euros 7.50% due April 2011 (1)	Euro	93	January- March 2011
Telecom Italia Finance S.A. 813 million euros 7.25% due April 2012	Euro	187	January- March 2011

(1) During the years 2009 and 2010 the company has already repurchased 116 million euros, so that the total amount of the buyback is equal to 209 million euros.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, we point out that as of June 30, 2011 amount 283 million euros (nominal value) and decreased by 22 million euros in comparison with December 31, 2010 (305 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2011 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,278 million euros with the following detail:

•

588 million euros, due July 18, 2011;

•

519 million euros, due July 18, 2011;

•

1,250 million euros, due February 1, 2012;

•

108 million euros, due March 14, 2012;

•

813 million euros, due April 24, 2012;

•

1,000 million euros, due December 6, 2012.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 1,052 million euros (on a total amount of 2,658 million euros at June 30, 2011), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches (except for some records of measures clearly required), the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. The same clause is referred to two contracts of funding, with bank guarantee, signed between EIB and Telecom Italia S.p.A. respectively on July 17, 2006 and on November 30, 2007 for a total capital amount of 332,200,000.00 euros, in which EIB can also rescind the contract ex art. 1456 Italian Civil Code (demanding the repayment of the loan and the payment of a indemnity) in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more than 50% (fifty percent) of the share capital of that company; to this end, we remind that on February 16, 2010 the Group disposed of the subsidiary Hansenet to the Telefónica Group. Following HanseNet’s sale, the Group decided to voluntarily repay the loan for the amount of 182,200,000.00 euros entered in November 30, 2007 of which 40,000,000.00 euros repaid on June 18, 2010 and 142,200,000.00 euros on September 30, 2010; the loan for the amount of 150,000,000.00 euros will be kept until its contractual due date fixed in July 2014;

•

for all the loans without bank guarantee, if the credit rating of the medium-long term debt not subordinated and not guaranteed of the Company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount. The existing rating levels don’t entail the constitution of new guarantees nor the repayment of the loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

Telecom Italia is also involved in some agreements which obliged the communication of the change of control:

•

Multi currency revolving credit facility (8,000,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on August 1 st, 2005 and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent of this within 5 business days and the agent, on behalf of the financing banks, must negotiate in good faith to determine how the relationship can continue. None of the parties will be required to continue such negotiations beyond a term of 30 days, upon the expiry of which, in the absence of any agreement, the facility will cease to be effective and Telecom Italia will be required to return the sums eventually disbursed to it (presently equivalent to 1,500,000,000 euros). Traditionally, a change of control does not arise in cases where control, within the meaning of art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, as of the date of the signing of the agreement, directly or indirectly hold more than 13% of the voting rights in shareholders’ meetings or (ii) by investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) that entered into a shareholder agreement on April 28, 2007 concerning the Telecom Italia shares or else (iii) by a combination of entities belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on February 12, 2010 and it provides for a regime similar to that contained in the facility of August 1 st, 2005, but updated to take into account the October 28, 2009 amendment of the shareholder agreement of April 28, 2007. No change of control therefore arises in cases where the control, within the meaning of art. 2359 of the Italian Civil Code, is directly or indirectly acquired (through subsidiaries) by the investors Telefónica S.A. , Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining otherwise unchanged;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and it provides for a regime substantially similar to that contained in the facility of February 12, 2010. The disbursed amount is actually equal to 120,000,000 euros;

•

Bonded loans. The rules on loans issued within the context of the EMTN Programmes, both Olivetti and Telecom Italia and the loans denominated in US dollars, typically provide that, in the event of mergers or transfers of all or substantially all of the assets of the issuer or guarantor company, the absorbing or transferee company must assume all of the obligations of the absorbed or transferring company. The non-fulfilment of the obligation, if not remedied, sets up an event of default;

•

Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia and the EIB, for a total maximum amount of around 2.65 billion euros, there is a duty to inform the Bank promptly of any modifications regarding the Bylaws or the distribution of the capital among the shareholders that could entail to a change of control. Any failure to provide this information leads to termination of the contract, which also occurs when a shareholder, who does not hold at least 2% of the share capital as of the date of signing the contract, comes to hold more than 50% of the rights to vote in ordinary shareholders’ meetings or, however, a number of shares representing more than 50% of the share capital, in case that, according to the reasonable judgment of the Bank, this could cause prejudice to the Bank or compromise the performance of the financing project;

•

Export Credit Agreement (nominal outstanding amount of 50 million euros). The contract was signed in 2004 by Telecom Italia with Société Générale and the repayment of the loan is due in 2013. It established that, in case of change of control and following failed agreement with the lender bank, Telecom Italia must repay the outstanding loan at the first date in which the interest payment occurred.

Furthermore, in the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on June 30, 2011 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Half 2011	1st Half 2010

Acquisition of goods and services - Other operating expenses:
Sundry expenses	-	(8)
Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	-	(8)
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(3.182)	-
Impact on EBIT - Operating profit	(3.182)	(8)
Other income (expenses) from investments:		-
Net gain on disposal of EtecSA (Cuba)	17	1
Net gains on disposal of Other investments	(1)	-
Impact on profit (loss) before tax from continuing operations	(3.166)	(7)
Income taxes on non-recurring items	-	1
Discontinued operations	(11)	(2)
Impact on profit (loss) for the period	(3.177)	(8)

Prof. Lucia Calvosa

CURRICULUM

•

Lucia Calvosa, born on 26 June 1961 in Rome, is a full professor of commercial law in the Faculty of Economics of Pisa University.

After graduating in the 1982/83 academic year, obtaining a first class degree in law from Pisa, she has remained at this University throughout her academic career. After obtaining a permanent position as a researcher, she qualified as an associate professor in 1998, and as a full professor in 2000.

In the Faculty of Economics at Pisa, in addition to teaching Commercial Law and Bankruptcy Law in the Faculty of Economics, she also taught Private Law and Banking Law for some years.

She was appointed to Chair the degree course in Economics and Commerce and served two terms of office, Chairs the Scientific Teaching Committee of her regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in Italian and international commercial law at Cattolica University in Milan.

•

She has for many years undertaken research and studies at the Institut für ausländisches und internationales Privat- und Wirtschaftsrecht of the University of Heidelberg.

•

She has attended many Italian and international Conferences as speaker and participant.

•

In addition to a significant number of articles in major legal journals, she has published three monographs, entitled:

-

 La clausola di riscatto nella società per azioni (The withdrawal clause in limited companies),   Milan, 1995;

-

La partecipazione eccedente e i limiti al diritto di voto (Excess/superfluous shares and limits to voting rights) Milan, 1999;

-

Fondo patrimoniale e fallimento (Trust/endowment fund and bankruptcy), Milan, 2003.

She has been asked to collaborate in the most widely used and accredited manuals of commercial disciplines currently in circulation. She has also collaborated in numerous commentaries, with contributions to several articles on the legislative decree on the reform of company law, and comments on some articles of post-reform bankruptcy law.

•

In 2005 she was awarded the Ordine del Cherubino, the highest academic honour bestowed by the University of Pisa.

•

She has been a member of the Pisa professional association of lawyers since 1987, and of the professional association of appeal lawyers since 1999, and has been a practicing lawyer for over twenty-five years, focussing on specialist judicial and extra-judicial issues, particularly in the field of company law and bankruptcy.

•

Since 2005 she has been a member of the Board of Directors of the Fondazione Teatro di Pisa, and of the Board of Directors of the Fondazione Arpa. Since 2009 she has been a member of the Board of Directors of the Pisa Chamber of Commerce.

•

In 2008 she was appointed a member of the Fondazione Cassa di Risparmio di San Minato and of the Fondazione Cassa di Risparmio di Pisa.

•

From June 2008 to April 2011 she was Chairman of the Cassa di Risparmio di San Miniato S.p.A., a publicly-owned bank with 88 branches distributed essentially throughout Tuscany. In this capacity she also held other offices, such as, for example, membership of the national committee of banks (Comitato delle Società Bancarie) and served on the board of the Italian banking association, ABI (Associazione Bancaria Italiana).

•

In February 2010 she was awarded a Unesco metal for having contributed, with the publication of Monumenta, to highlighting and raising awareness of an important episode in Italian artistic culture in the spirit of Unesco.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 5th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager